

August 20, 2024

Matthew F. Pine
President & Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

  Re: Xylem Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    File No. 001-35229

Dear Matthew F. Pine:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Kelly O'Shea